Exhibit 12

FORD MOTOR COMPANY AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Half 2015
Earnings
Income before income taxes	$4,273
Add/(Deduct):
Equity in net income of affiliated companies	(923)
Dividends from affiliated companies	703
Fixed charges excluding capitalized interest	1,686
Amortization of capitalized interest	20
Earnings	$5,759

Fixed Charges
Interest expense	$1,609
Interest portion of rental expense (a)	77
Capitalized interest	5
Total fixed charges	$1,691

Ratios
Ratio of earnings to fixed charges	3.4
__________
(a) One-third of all rental expense is deemed to be interest.